 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Announces Additional U.S. Government Funding for Opaganib Nuclear Countermeasure Development”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: July 21, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Announces Additional U.S. Government Funding
for Opaganib Nuclear Countermeasure Development

Opaganib awarded a further $1.7 million in U.S. Government funding for development as a medical countermeasure for gastrointestinal acute radiation syndrome (ARS)
--
The Small Business Innovation Research (SBIR) grant, given to RedHill’s development partner,
Apogee, is in addition and complementary to the multimillion dollar-valued U.S. Government
Radiation and Nuclear Countermeasures Program (RNCP) product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development
--
This SBIR grant, and the earlier selection by the RNCP, follows FDA confirmation of Animal Rule regulatory pathway applicability for opaganib for ARS, utilizing pivotal animal model efficacy studies as the basis for FDA approval instead of human efficacy trials
--
Opaganib, a novel oral, small molecule pill with a five-year shelf-life, is easy to administer and distribute, supporting potential central government stockpiling for use in mass casualty radiological or nuclear incidents, if approved by the FDA
--
Opaganib is being developed for multiple indications, including COVID-19, acute respiratory distress syndrome (ARDS), oncology and additional indications

TEL AVIV, ISRAEL & RALEIGH, N.C., July 21, 2023 -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that opaganib1 has been awarded a further $1.7 million in U.S. Government funding, via a Small Business Innovation Research (SBIR) grant to the Company’s development partner, Apogee Biotechnology Corporation (“Apogee”). This SBIR grant will support research to further the development of opaganib as a medical countermeasure (MCM) for gastrointestinal acute radiation syndrome (GI-ARS). This grant is in addition and complementary to the multimillion dollar-valued U.S. Government Radiation and Nuclear Countermeasures Program (RNCP) product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development.

The mission of the SBIR programs is to support scientific excellence and technological innovation through the investment of Federal research funds in critical American priorities to build a strong national economy.

Dror Ben-Asher, CEO of RedHill Biopharma, said: “In light of ongoing regional geo-political instabilities, it is important for us to bring together all the pieces of the development jigsaw for opaganib as a potential medical countermeasure for acute radiation syndrome. Opaganib is now being supported by several multimillion dollar-valued government grants. This latest additional U.S. Government funding from the SBIR, in addition to the RNCP development collaboration, is expected to help ensure that we and our partner Apogee can rapidly progress opaganib’s development for ARS. In parallel, we plan to continue our existing collaborations and discussions with other U.S. Government agencies and other governments regarding opaganib for ARDS, COVID-19 and other indications, as well as for our other new chemical entity (NCE) under clinical development, RHB-107 (upamostat)2.”

In an ARS setting, opaganib is thought to exert its protective effects via an anti-inflammatory mechanism of action involving ceramide elevation and reduction of sphingosine 1-phosphate. This is believed to reduce inflammatory damage to normal tissue and thus suppress toxicity from unintended ionizing radiation exposure. A recent publication in the International Journal of Molecular Sciences, entitled “Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy” describes the collective results of eight U.S. Government-funded in vivo studies by Apogee, as well as additional experiments, establishing opaganib’s potential radiation protection capabilities3. In the relevant study models, opaganib was associated with protection of normal tissue, including the GI tract, from damage due to ionizing radiation exposure from total-body exposure. Additional independent studies demonstrate the role of inhibition of sphingosine kinase-2 (SPHK2), the primary target of opaganib, in radioprotection in bone marrow, with knockout of SPHK2 showing enhanced survival in mice irradiated with lethal doses of whole-body radiation4.

Opaganib, a novel, oral, small molecule pill with a five-year shelf-life, is easy to administer and distribute, supporting potential central government stockpiling for use in mass casualty nuclear radiation incidents, if approved.

About Acute Radiation Syndrome (ARS)
ARS, sometimes known as radiation toxicity or radiation sickness, is generally rare; however, public health emergencies, such as a nuclear power plant accident or detonation of a nuclear device, could affect large numbers of people. ARS is an acute illness caused by irradiation of the body by a high dose of penetrating radiation in a short period of time. Much of the damage caused by ARS is caused by inflammation secondary to the direct effects of ionizing radiation itself.

Current treatments for ARS are supportive care, including blood transfusions, antibiotics, etc., as well as the availability of four approved products to mitigate hematologic-ARS (three growth factors to address neutropenia and one to mitigate thrombocytopenia). However, other radiation-induced clinical manifestations that have been observed in natural history studies, and remain unaddressed with the current treatments, include GI-ARS, cutaneous injury, and late effects in the lung, heart, and kidneys. Opaganib, an SPHK2 inhibitor, may offer a new therapeutic approach to mitigate GI-ARS. It has also been reported in the literature that inhibition of SPHK2 promotes the viability and robustness of hematopoietic stem cells, even in the face of radiation damage, supporting increased survival.

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About Opaganib (ABC294640)
Opaganib, a new chemical entity, is an orally administered, first-in-class proprietary selective inhibitor of SPHK2 with suggested anti-inflammatory, anticancer, radioprotective and antiviral activity. The SPHK2 inhibitor is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

In addition to development for gastrointestinal ARS, opaganib is also being developed as a host-directed antiviral against SARS-CoV-2 and other viruses and has received Orphan Drug designation from the FDA for the treatment of cholangiocarcinoma. A Phase 2a study in advanced cholangiocarcinoma and a prostate cancer study is ongoing. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has demonstrated broad-acting, host-directed, antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A. Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Data from the opaganib global Phase 2/3 study has been submitted for peer review and recently published in medRxiv.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications. Opaganib has demonstrated its safety and tolerability profile in more than 470 people in multiple clinical studies and expanded access use.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults5, and Aemcolo®, for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. Government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

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Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding anticipated the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107, the risk that HB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate & Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 RHB-107 is an investigational new drug, not available for commercial distribution.
3 Maines LW, Schrecengost RS, Zhuang Y, Keller SN, Smith RA, Green CL, Smith CD. Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy. International Journal of Molecular Sciences. 2022; 23(21):13191. https://doi.org/10.3390/ijms232113191.
4 Li C. et al., Loss of Sphingosine Kinase 2 Promotes the Expansion of Hematopoietic Stem Cells by Improving Their Metabolic Fitness. Blood. October 2022;140(15):1686-1701.
5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
6 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.

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